Truleo, Inc.

ANNUAL REPORT

1 E Erie St #525
Chicago, IL 60611
(312) 219-5266
http://truleo.co

This Annual Report is dated May 1, 2026.

BUSINESS

Company Overview

Truleo, Inc. ("Truleo" or the "Company") is a police body camera analytics company that automates supervision, facilitates coaching, & promotes police professionalism.

Trust in the police is low. We don't know who are good cops and who are bad cops. Although most cops wear body cameras, based on our research and user feedback less than 2% of their videos are reviewed by supervisors. Truleo automatically processes 100% of a department's videos and creates "baseball card stats" for cops.   We analyze officers' language and reward high levels of professionalism.

18,000 police departments in the United States have created millions of hours of police body camera videos. Truleo sells annual subscriptions and charges $20 - $50 per officer, per month to access, structure, and analyze those videos. Although the department is the user, the decision made is a combination of the Chief of Police, Mayor, and/or City Manager.

Body camera data needs to be analyzed so that we can a) reward good officers b) remove or retrain bad officers and c) train new officers.   Departments pay Truleo an annual licensing fee to transcribe and analyze all of their body camera videos and provide access to curated results.

Sources:

https://www.forbes.com/sites/emilywashburn/2023/02/03/america-less-confident-in-police-than-ever-before-a-look-at-the-numbers/?sh=1740bbb36afb

https://www.truleo.co/resources

https://www.truleo.co/alameda-case-study

https://www.globenewswire.com/news-release/2022/05/10/2440094/0/en/Body-Worn-Camera-Market-will-Touch-USD-368-95-Billion-at-an-Admirable-CAGR-of-72-3-by-2030-Report-by-Market-Research-Future-MRFR.html

Previous Offerings

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $500,000.00
Number of Securities Sold: 500,000
Use of proceeds: Startup Funds.
Date: September 07, 2021
Offering exemption relied upon: 501 reg D - accredited investor

---

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $2,000,000.00
Number of Securities Sold: 197,000
Use of proceeds: Startup Funds.
Date: September 10, 2021
Offering exemption relied upon: 501 reg D - accredited investor

---

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $3,000,000.00
Number of Securities Sold: 395,257
Use of proceeds: Startup Funds.
Date: September 16, 2022
Offering exemption relied upon: 501 reg D - accredited investor

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue

Revenue for fiscal year 2021 was $195,250 compared to $1,606,151 in fiscal year 2022.

Q4 2021 was our first quarter in the market and we only had one customer. 2022 revenues increased because we added more customers.

Cost of sales

Cost of Sales for fiscal year 2021 was $0 compared to $100,176 in fiscal year 2022.

Q4 2021 was our first quarter in the market and we only had one customer. 2022 cost of sales increased because we added more customers.

Gross margins

Gross margins for fiscal year 2021 were $195,250 compared to $1,505,974 in fiscal year 2022.

Q4 2021 was our first quarter in the market and we only had one customer. 2022 margins increased because we added more customers.

Expenses

Expenses for fiscal year 2021 were $1,075,383 compared to $3,698,866 in fiscal year 2022.

Q4 2021 was our first quarter in the market and we had fewer employees. 2022 costs increased because we added headcount to engineering, marketing, and sales.

Historical results and cash flows:

The Company is currently in the initial production stage and generating revenues. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we expect to continue to invest heavily in our product, service, and IP portfolio. Past cash was primarily generated through equity investments.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 73,622.62.

Debt

The Company does not have any outstanding debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Tejas Attreya Shastry

 Tejas Attreya Shastry's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Director
• Dates of Service: June 2021 — Present
• Responsibilities: Managing the overall business and affairs of the company.
• Position: Chief Technology Officer
• Dates of Service: September 2021 — Present
• Responsibilities: I oversee the product, technology, and data science teams at Truleo. $250,000 annual salary & 500,000 Founder's Equity Common Shares.

Other business experience in the past three years:

• Employer: GreenKey Technologies
Title: Co-Founder and Chief Product Officer
Dates of Service: September 2016 — September 2021
Responsibilities: I oversaw product, technology, and data science teams at GreenKey.

Name: Anthony Michael Tassone

 Anthony Michael Tassone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Director
• Dates of Service: June 2021 — Present
• Responsibilities: Managing the overall business and affairs of the company.
• Position: Chief Executive Officer and Co-Founder
• Dates of Service: October 2021 — Present
• Responsibilities: I am the Chief Executive Officer overseeing the company's commercial and product strategies. I am especially involved in the day to day workings of sales and marketing. $300,000 annual salary & 500,000 Founder's Equity Common Shares.

Other business experience in the past three years:

• Employer: GreenKey Technologies
Title: CEO & Founder
Dates of Service: January 2014 — September 2021
Responsibilities: I was the Chief Executive Officer overseeing the company's commercial and product strategies. I was especially involved in the day to day workings of sales and marketing.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Tejas Shastry
Amount and nature of Beneficial ownership: 500,000
Percent of class: 50%

Title of class: Common Stock
Stockholder Name: Anthony Tassone
Amount and nature of Beneficial ownership: 500,000
Percent of class: 50%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Common Stock, Seed 2 Preferred Stock, and Seed Preferred Stock.

Common Stock
• Authorized: 13,000,000
• Outstanding: 1,277,500
• Voting Rights: One vote per share. Please see the voting rights of securities sold in this offering below.
• Material Rights: For further information on the material rights of this class of securities, please see the Third Amendment to Certificate of Incorporation of Truleo, Inc., attached to the Offering Memorandum as Exhibit F.

The total amount outstanding includes 15,449 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 252,051 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities,

(ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation, Dissolution, or Winding Up. With respect to payment of dividends and distribution of assets upon liquidation, dissolution, or winding up or Deemed Liquidation of the Company, all shares of Preferred Stock shall rank senior to Common Stock.

Dividends. Holders of Preferred Stock shall no have no special rights or privileges with regard to dividends.
Seed 2 Preferred Stock
• Authorized: 1,000,000
• Outstanding: 395,257
Seed Preferred Stock
• Authorized: 1,000,000
• Outstanding: 500,000

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology and software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Truleo, Inc. was formed on 06/16/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Truleo Inc has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Truleo, Inc.

By /s/ *Anthony Tassone*

Title: CEO, principal accounting officer, Director

By /s/ *Anthony Tassone*

Name: Anthony Tassone
Title: CEO, principal accounting officer, Director

By /s/ *Anthony Tassone*

Name: Anthony Tassone
Title: CEO, principal accounting officer, Director

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

Truleo, Inc.

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Bill.com Money Out Clearing	0.00
Business Adv Relationship - 2749 - 1	63,622.62
Business Savings - x3077	1.42
Chase Business Checking	-38.57
Total for Bank Accounts	**$63,585.47**
Accounts Receivable	
Accounts receivable (A/R)	3,106,759.31
Total for Accounts Receivable	**$3,106,759.31**
Other Current Assets	
Accrued Revenue	0.00
Prepaid expenses	55,770.49
Total for Other Current Assets	**$55,770.49**
Total for Current Assets	**$3,226,115.27**
Fixed Assets	
Accumulated depreciation	-10,405.96
Computers and Equipment	9,277.23
Total for Fixed Assets	**-$1,128.73**
Other Assets	
Due from Truleo AUS	70,116.95
Security deposits	14,502.13
Total for Other Assets	**$84,619.08**
Total for Assets	**$3,309,605.62**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	96,457.30
Total for Accounts Payable	**$96,457.30**
Credit Cards	
BOA Credit Cards- Net Amount	
BUSINESS ADV UNLIMITED CASH REWARDS - 6923 - 1	289,643.40
Credit Card - B of A	-288,372.27
Total for BOA Credit Cards- Net Amount	**$1,271.13**
Total for Credit Cards	**$1,271.13**
Other Current Liabilities	
Accrued Expenses	50,756.74
Deferred Revenue	3,459,896.17
Illinois Department of Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Suspense	0.00

Balance Sheet

Truleo, Inc.

As of Dec 31, 2025

	TOTAL
Total for Other Current Liabilities	**$3,510,652.91**
Total for Current Liabilities	**$3,608,381.34**
Long-term Liabilities	
Convertible Note	5,368,300.00
Investor Loan	125,000.00
Long-term loans from shareholders	-10,000.00
Total for Long-term Liabilities	**$5,483,300.00**
Total for Liabilities	**$9,091,681.34**
Equity	
APIC - Company	751,500.00
Common stock	
Common Stock - Anthony Rouse	100,000.00
Common Stock - Brabnnor Holdings	150,000.00
Common Stock - Jeffrey Cruttenden	25,000.00
Founders - Common Stock	1,000.00
Start-Engine - Common Stock	823,785.14
Total for Common stock	**$1,099,785.14**
Preferred stock	
Seed 2 - Preferred Stock	3,750,006.48
Seed - Preferred Stock	500,000.00
VOX - Preferred Stock	0.00
Total for Preferred stock	**$4,250,006.48**
Treasury stock	0.00
Retained Earnings	-9,822,905.42
Net Income	-2,060,461.92
Total for Equity	**-$5,782,075.72**
Total for Liabilities and Equity	**$3,309,605.62**

Profit and Loss

Truleo, Inc.

January-December, 2025

	TOTAL
Income	
Discounts given	
Discounts & Reseller Fees	-18,653.32
Total for Discounts given	**-$18,653.32**
Police Departments	1,015,484.59
Total for Income	**$996,831.27**
Cost of Goods Sold	
Cost of goods sold	
Hosting & Infrastructure	
AWS	247,570.99
Other	42,753.41
Total for Hosting & Infrastructure	**$290,324.40**
Total for Cost of goods sold	**$290,324.40**
Total for Cost of Goods Sold	**$290,324.40**
Gross Profit	**$706,506.87**
Expenses	
Advisors	
Advisors	
Other Advisors	74,295.00
Police Advisors	1,300.00
Sales Advisor	16,425.00
Total for Advisors	**$92,020.00**
Contractor - R&D	50,000.00
Contractors	
Audio/Video Tagging	22,736.08
Contractor - S&M	87,398.59
Contractors - G&A	14,315.00
Contractors - R&D	15,815.52
Customer Support (CS) Consultant	2,331.50
Tech Advisors	1,911.00
Total for Contractors	**$144,507.69**
Total for Advisors	**$286,527.69**
Charitable Donations	11,000.00
Licenses & Subscriptions	
Growth Subscriptions	54,665.87
Ops Subscriptions	30,297.27
Tech/IT Subscriptions	87,022.36
Total for Licenses & Subscriptions	**$171,985.50**
Marketing & PR	
Conference Fees	79,020.62
Marketing Contractors	41,245.00

	TOTAL
Paid Ads	
Facebook	54,839.71
LinkedIn (marketing)	8,819.54
Online Ads	3,517.56
Twitter	96.00
Total for Paid Ads	**$67,272.81**
Partnerships	21,009.86
Printing	20,083.65
Public Relations	650.00
Total for Marketing & PR	**$229,281.94**
Other Administrative	
Bank Service Charges	585.32
Business insurance	37,714.16
Office Expenses	30,357.45
Office supplies	338.34
Other Admin	8,528.34
Payroll Expenses	1,094.00
Payroll Service Expense	967.42
Postage & Delivery	5,133.78
Telephone & Internet	161.23
Total for Other Administrative	**$84,880.04**
Personnel	
Employee benefits	$70,992.89
Employee retirement plans	44,304.63
Health insurance & accident plans	71,601.51
Workers' compensation insurance	2,942.09
Total for Employee benefits	**$189,841.12**
Payroll taxes	$101,782.08
R&D Tax Credits	-82,533.53
Total for Payroll taxes	**$19,248.55**
Wages & Benefits	$0.00
Leadership & Admin Wages	433,041.34
Sales & Marketing Wages	93,832.04
Support Wages	158,370.55
Tech Wages	877,789.43
Total for Wages & Benefits	**$1,563,033.36**
Total for Personnel	**$1,772,123.03**
Professional Fees	
Accounting fees	32,900.11
Fundraising Fees	3,894.00
Legal Fees	56,456.00
Recruiting	4,037.69
Total for Professional Fees	**$97,287.80**

Profit and Loss

Truleo, Inc.

January-December, 2025

	TOTAL
Rent	
Apartment Rental	29,859.22
Office	3,894.38
Rent	11,148.38
Utilities	
Electricity	296.57
Phone service	895.37
Total for Utilities	**$1,191.94**
Total for Rent	**$46,093.92**
Taxes paid	1,059.60
Travel & Entertainment	
Entertainment	36,529.06
Travel	
General Travel	80,443.80
Travel meals	9,379.60
Total for Travel	**$89,823.40**
Total for Travel & Entertainment	**$126,352.46**
Total for Expenses	**$2,826,591.98**
Net Operating Income	**-$2,120,085.11**
Other Income	
Grant Revenue	62,000.00
Interest earned	1.19
Other Income	742.96
Total for Other Income	**$62,744.15**
Other Expenses	
Depreciation	3,120.96
Total for Other Expenses	**$3,120.96**
Net Other Income	**$59,623.19**
Net Income	**-$2,060,461.92**

Statement of Cash Flows

Truleo, Inc.

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,060,461.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	-23,569.54
Accounts receivable (A/R)	-2,580,275.00
Accrued Expenses	4,069.02
Accumulated depreciation	3,120.96
BOA Credit Cards- Net Amount:BUSINESS ADV UNLIMITED CASH REWARDS - 6923 - 1	195,674.86
BOA Credit Cards- Net Amount:Credit Card - B of A	-197,983.59
Deferred Revenue	2,936,450.83
Illinois Department of Revenue Payable	0.00
Long-term loans from shareholders	0.00
Out Of Scope Agency Payable	0.00
Prepaid expenses	-3,868.42
Suspense	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$333,619.12**
Net cash provided by operating activities	**-$1,726,842.80**
INVESTING ACTIVITIES	
Security deposits	5,000.00
Net cash provided by investing activities	**$5,000.00**
FINANCING ACTIVITIES	
Convertible Note	1,585,000.00
Retained Earnings	300,643.75
Net cash provided by financing activities	**$1,885,643.75**
NET CASH INCREASE FOR PERIOD	**$163,800.95**
Cash at beginning of period	**-$100,215.48**
CASH AT END OF PERIOD	**$63,585.47**

	Preferred Stock		Common stock		Additional Paid-in Capital
	Shares	Par Value Amount	Shares	Par Value Amount	
Shares issued for services	-	-	5,000	5	-
Shares issued for cash	395,257	395	-	-	2,999,605
Stock option compensation	-	-	73,175	73	-
Net income (loss)	-	-	-	-	-
31-Dec-22	395,257	$ 395	78,175	$ 78	$ 2,999,605
Shares issued for cash	98,815	99	165,972	166	1,892,672
Shares issued for services	-	-	1,885	2	-
Stock option compensation	-	-	284,591	285	-
Net income (loss)	-	-	-	-	-
31-Dec-23	98,815	$ 99	452,448	$ 453	$ 1,892,672
Shares issued for cash	-	-	10,726	11	-
Shares issued for services	-	-	648,296	648	-
Stock option compensation	-	-	-	-	-
Net income (loss)	-	-	-	-	-
31-Dec-24	-	$ -	659,022	$ 659	$ -
Shares issued for cash	-	-	-	-	-
Shares issued for services	-	-	-	-	-
Stock option compensation	-	-	4,157,000	4,157	-
Net income (loss)	-	-	-	-	-
31-Dec-25	-	$ -	4,157,000	$ 4,157	$ -

NOTE 1 – NATURE OF OPERATIONS

Truleo, Inc. was formed on June 16, 2021 ("Inception") in the State of Delaware. The financial statements of Truleo, inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Truleo equips understaffed departments with AI agents that serve as digital labor, delivering intelligence that improves officer performance, increases clearance rates, and streamlines operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from selling out software directly to police departments when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction, Illinois state jurisdiction, and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Truleo signed Convertible Notes with investors, totaling $5,493,300 at the end of 2025.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 18,000,000 shares of our common stock with par value of $0.001. As of February 27, 2026 the company has currently issued 6,300,816 shares of our common stock.

Seed Preferred Stock
We have authorized the issuance of 1,000,000 shares of our seed preferred stock with par value of $0.001. As of February 27, 2026 the company has currently issued 500,000 shares of our seed preferred stock.

Seed 2 Preferred Stock
We have authorized the issuance of 1,000,000 shares of our seed 2 preferred stock with par value of $0.001. As of February 27, 2026 the company has currently issued 494,072 shares of our seed 2 preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS
During the year ended December 31, 2025, the Company granted Non-Qualified Stock Options ("NQSOs") to Anthony Tassone (Chief Executive Officer) and Tejas Shastry (Chief Technology Officer), each receiving 2,000,000 options, which vested immediately upon grant. These grants were approved by the Company's Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through February 27, 2026 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Anthony Tassone (Print Name), the Chief Executive Officer (Principal Executive Officers) of Truleo, Inc. (Company Name), hereby certify that the financial statements of Truleo, Inc. (Company Name) and notes thereto for the periods ending December 31, 2024 (first Fiscal Year End of Review) and December 31, 2025 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Truleo, Inc. has filed its federal tax return for 2024. Truleo, Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/29/2026_____ (Date of Execution).

Signed by:

Anthony Tassone
54078E229508472...
_____ (Signature)

CEO
_____ (Title)

4/29/2026
_____ (Date)